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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124855

PROSPECTUS SUPPLEMENT NO. 3
TO
PROSPECTUS DATED OCTOBER 3, 2005

Common Stock

        This prospectus supplement No. 3 relates to the disposition from time to time of up to 50,637,923 shares of common stock, par value $0.001 per share, of Centennial Bank Holdings, Inc. by the holders of these shares named in the prospectus dated October 3, 2005, whom we refer to as the "selling stockholders," and their transferees. We have registered the shares to provide the selling stockholders with freely tradable securities, but the registration of the shares does not necessarily mean that any or all of such shares will be offered by the selling stockholders. See "Principal and Selling Stockholders" in the prospectus. We will not receive any of the proceeds from the disposition of the shares by the selling stockholders.

        The shares of our common stock are listed on the Nasdaq National Market under the symbol "CBHI".

        Investing in our common stock involves risk. See "Risk Factors" beginning on page 12 of the prospectus and in item IA of our annual report included in prospectus supplement No. 2, which address factors you should consider before investing in our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement No. 3. Any representation to the contrary is a criminal offense.

        The securities offered hereby are not deposits or savings accounts of a bank or savings association and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

        On April 3, 2006, the Company filed with the Securities and Exchange Commission a proxy statement on Schedule 14A, a copy of which is attached hereto and deemed to be a part hereof.

The date of this prospectus supplement No. 3 is April 6, 2006

1331 Seventeenth Street, Suite 300
Denver, Colorado 80202

NOTICE OF 2006 ANNUAL MEETING OF STOCKHOLDERS
To be Held on May 16, 2006

        The 2006 Annual Meeting of Stockholders of Centennial Bank Holdings, Inc. (the "Company") will be held on Tuesday, May 16, 2006, at 10:00 a.m., Mountain Daylight Time, at the Company's principal offices, 1331 Seventeenth Street, Denver, Colorado, for the following purposes:

          1.     To elect 11 members of the Board of Directors who shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified.

          2.     To consider and act upon such other business and matters or proposals as may properly come before the annual meeting or any postponements or adjournments thereof.

        The Board of Directors has fixed the close of business on March 24, 2006 as the record date for determining which stockholders have the right to receive notice of and to vote at the annual meeting or any postponements or adjournments thereof.

        You are cordially invited to attend the 2006 Annual Meeting of Stockholders.

By Order of the Board of Directors
/s/ ZSOLT K. BESSKÓ
Zsolt K. Besskó, Secretary

Denver, Colorado
April 3, 2006

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE SO THAT AS MANY SHARES AS POSSIBLE MAY BE REPRESENTED AT THE MEETING. Your vote is important and we appreciate your cooperation in returning promptly your executed proxy card. Your proxy is revocable and will not affect your right to vote in person at the annual meeting.

TABLE OF CONTENTS

INTRODUCTION
INFORMATION ABOUT THE ANNUAL MEETING AND VOTING
BENEFICIAL OWNERS OF MORE THAN FIVE PERCENT
BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS
PROPOSAL: ELECTION OF DIRECTORS
CORPORATE GOVERNANCE AND BOARD COMMITTEES
COMPENSATION OF DIRECTORS
EXECUTIVE OFFICERS
EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
REPORT OF THE COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE ON EXECUTIVE COMPENSATION
REPORT OF THE AUDIT COMMITTEE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
OTHER BUSINESS
COMMUNICATION WITH THE BOARD OF DIRECTORS
INCORPORATION BY REFERENCE

ii

PROXY STATEMENT
FOR THE 2006 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 16, 2006

INTRODUCTION

        This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board of Directors" or the "Board") of Centennial Bank Holdings, Inc., a Delaware corporation (the "Company," "we" or "our"), to be used at our 2006 Annual Meeting of Stockholders (the "Meeting") and at any postponements or adjournments thereof. The Meeting is scheduled to be held as follows:

Date:	Tuesday, May 16, 2006
Time:	10:00 a.m., Mountain Daylight Time
Place:	Guaranty Bank and Trust Company 1331 Seventeenth Street Denver, Colorado 80202

        This proxy statement and the accompanying form of proxy are first being sent to stockholders on or about April 7, 2006.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

        1.     What is being voted on at the Meeting?

        The matters to be considered and voted upon at the Meeting are as follows:

          A.    Election of Directors. To elect 11 members of the Board of Directors who shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified.

          B.    Other Business. To consider and act upon such other business as may properly come before the Meeting or any postponements or adjournments thereof.

        2.     Who is entitled to vote? How many votes am I entitled to?

        Only stockholders of record as of March 24, 2006 (the "Record Date") may vote at the Meeting. According to U.S. Stock Transfer Corporation, our transfer agent, there were 60,315,464 shares of our common stock outstanding, including 1,478,931 shares of unvested restricted stock and restricted performance stock, held by 419 stockholders of record as of the Record Date.

        Each holder of the Company's common stock is entitled to one vote for each share recorded in the holder's name on the books of the Company as of the Record Date on any matter submitted to the stockholders for a vote.

        3.     What is the vote necessary to approve each of the matters being considered at the Meeting?

        The election of directors requires a plurality of the votes cast for the election of directors. In the election of directors, votes may be cast in favor of or withheld with respect to any or all nominees.

Votes that are withheld will be excluded entirely from the vote and will have no effect on the outcome of the vote.

        4.     How does the Board of Directors recommend I vote?

        The Board of Directors recommends a vote FOR each of the director nominees.

        5.     How many shares must be represented at the Meeting to constitute a "quorum"?

        A majority of the outstanding shares must be present at the Meeting, either in person or by proxy, to constitute a quorum. Abstentions will be treated as "present" for quorum purposes. There must be a quorum for the Meeting to be held. If you return a signed proxy card, you will be counted as being present, even if you abstain from voting. Broker non-votes (such as proxies from banks or brokers indicating that they have not received voting instructions as to a matter which they do not have discretionary power to vote) will also be counted as being present for purposes of determining a quorum.

        6.     What do I have to do to vote?

        You may vote by marking, signing and dating the enclosed proxy card and returning it in the enclosed postage paid envelope. If you mark the proxy card to show how you wish to vote, your shares will be voted as you direct. If you return a signed proxy card but do not mark the proxy card to show how you wish to vote, your shares will be voted FOR each of the Board of Directors' nominees for election as directors, and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Meeting. You may change or revoke your vote at any time before it is counted at the Meeting by:

  •
  notifying our Secretary in writing that you wish to revoke your proxy at the following address:

    Centennial Bank Holdings, Inc.
    Attention: Zsolt K. Besskó, Secretary
    1331 Seventeenth Street, Suite 300
    Denver, Colorado 80202

  •
  attending the Meeting and voting in person; or

  •
  submitting a later dated proxy card.

Attending the Meeting by itself will not automatically revoke your prior proxy. You must comply with one of the methods indicated above in order to revoke your proxy.

        7.     How do I vote if my shares are held in "street name"?

        If you hold your shares in "street name" (that is, through a bank, broker or other nominee), you should receive a proxy from your bank or brokerage firm asking you how you want to vote your shares. If you do not, you may contact such bank or brokerage firm in whose name your shares are registered and obtain a proxy from them.

        8.     How will voting on any other business be conducted?

        We do not know of any other business to be considered at the Meeting. Because we were not notified of any other business to be presented at the Meeting, if any other business is presented at the Meeting, any of the persons named on the proxy card as your designated proxies may vote on that matter in his discretion. Any such matter must be authorized by a majority of the votes cast at the Meeting by the stockholders entitled to vote thereon (or any higher vote required by the Delaware General Corporation Law) in order to be approved.

        9.     Who pays the cost of soliciting proxies on behalf of the Company?

        The Company will pay the cost of preparing, assembling and mailing the proxy materials and soliciting proxies for the Meeting. In addition to the solicitation of proxies by mail, some of the directors, officers and employees of the Company or its subsidiaries may solicit proxies telephonically, electronically or by other means of communication. Such directors, officers and employees will receive no additional compensation for their services. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial owners in accordance with applicable rules.

        10.   Who can attend the Meeting?

        Any stockholder entitled to vote at the Meeting may attend the Meeting and vote in person. If you hold shares in "street name" and would like to attend the Meeting and vote in person, you will need to bring an account statement or other acceptable evidence of ownership of common stock as of the Record Date. Alternatively, in order to vote, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Meeting.

        11.   How do I get more information about the Company?

        With this Proxy Statement, we are also sending you our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which includes our financial statements. If you did not receive our Annual Report, we will send it to you without charge. The Annual Report includes a list of exhibits filed with the Securities and Exchange Commission (the "SEC"), but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you. Please write to:

    Centennial Bank Holdings, Inc.
    Attention: Investor Relations
    1331 Seventeenth Street, Suite 300
    Denver, Colorado 80202

        You may also send your request by e-mail to investor.relations@cbhi.com.

        We also maintain a website at http://www.cbhi.com where you may view, print and download our public filings. In addition, the SEC maintains a website at http://www.sec.gov that also contains our public filings.

        To reduce costs, we may send only one copy of the Annual Report and Proxy Statement to stockholders who share the same last name and address, unless we receive contrary instructions from you. We will continue to mail a proxy card to each record stockholder.

        If you prefer to receive multiple copies of the Annual Report and Proxy Statement at the same address, we will provide them promptly upon request. If your household is receiving multiple copies of the Annual Report and Proxy Statement, you may request to receive only one copy. If you hold your Company stock directly, you may contact us by writing to our mailing address or e-mail address listed above. If you hold your Company stock through a bank or broker, you should request additional copies of the Annual Report and Proxy Statement, or you may request householding, by notifying them.

BENEFICIAL OWNERS OF MORE THAN FIVE PERCENT

        The following table sets forth information as of March 24, 2006 regarding the beneficial owners of more than five percent of the outstanding shares of the Company's common stock (the only class of equity outstanding), based on the public filings that beneficial owners of more than five (5) percent of the outstanding shares of the Company's common stock are required to make with the SEC. To the Company's knowledge, there are no beneficial owners of more than five percent of the outstanding shares of the Company's common stock as of March 24, 2006 other than those set forth below.

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Sole Voting and Investment Power	Shared Voting and Investment Power	Total		Percent of Class(1)
Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078	7,349,167	0	7,349,167	(2)	12.2%
OZ Management, L.L.C. 9 West 57th Street, 39th Floor New York, New York 10019	4,626,840	0	4,626,840	(3)	7.7%
CxCent LLC c/o Caxton Associates, L.L.C. Princeton Plaza, Building 2 731 Alexander Road Princeton, New Jersey 08540	0	4,165,000	4,165,000	(4)	6.9%

(1)
Based on 60,315,464 shares of Common Stock of the Company issued and outstanding as of March 24, 2006, including 1,478,931 shares of unvested restricted stock and restricted performance stock.

(2)
The shares reported above are beneficially owned by one or more open-end investment companies or other managed accounts which, pursuant to advisory contracts, are advised by Franklin Mutual Advisers, LLC ("FMA"). Such advisory contracts grant to FMA all investment and voting power over the securities owned by such advisory clients. FMA disclaims any pecuniary interest or beneficial ownership in any of the shares reported above. Mutual Shares Fund, a series of Franklin Mutual Series Fund Inc., has an interest in more than 5% of the outstanding shares of the Company's common stock.

(3)
OZ Management, L.L.C. ("OZ") serves as principal investment manager to a number of investment funds and discretionary accounts with respect to which it has voting and dispositive authority over the shares reported above, including such account for OZ Master Fund, Ltd. ("OZMF"). OZMF is the beneficial owner of 4,398,718 shares. The principal business address for OZMF is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, G.T. Harbour Centre, Second Floor, North Church Street, George Town, Grand Cayman, Cayman Islands. Mr. Daniel S. Och is the Senior Managing Member of OZ. As such, he may be deemed to control OZ and therefore may be deemed to beneficially own the shares reported above. Mr. Och's principal business address is the same as that for OZ reported above.

(4)
Caxton Associates, L.L.C. is the managing member of CxCent and, as such, has voting and dispositive power over the shares reported above. Mr. Bruce S. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As such, Mr. Kovner may be deemed to beneficially own the shares reported above. The business address of Mr. Kovner is 500 Park Avenue, New York, New York 10022.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

        The following table indicates the beneficial ownership of the Company's common stock as of March 24, 2006 by: (1) each of the Company's current directors and nominees for election; (2) the chief executive officer (the "CEO") and the four most highly compensated executive officers of the Company during 2005 other than the CEO (together as a group, "Named Executive Officers"); and (3) all current directors, nominees and executive officers of the Company as a group, based on the Company's records and data supplied by each of the current directors, nominees and executive officers.

	Amount and Nature of Beneficial Ownership(1)
Name or Number of Persons in Group	Sole Voting and Investment Power	Shared Voting and Investment Power	Total		Percent of Class(2)
Directors and Nominees Who Are Not Named Executive Officers
G. Hank Brown Current Director and Director Nominee	26,852	0	26,852	(3)	*
Edward B. Cordes Current Director and Director Nominee	26,852	0	26,852	(4)	*
William R. Farr Current Director and Director Nominee	52,852	85,000	137,852	(5)	*
Stephen D. Joyce Current Director and Director Nominee	104,470	0	104,470	(6)	*
Richard G. McClintock Current Director and Director Nominee	54,472	0	54,472	(7)	*
Daniel M. Quinn Current Director and Director Nominee	1,852	0	1,852	(8)	*
Stephen B. Shraiberg Current Director and Director Nominee	51,852	0	51,852	(9)	*
Matthew P. Wagner Current Director and Director Nominee	9,352	0	9,352	(10)	*
Albert C. Yates Current Director and Director Nominee	11,852	0	11,852	(11)	*
Named Executive Officers
John M. Eggemeyer Chairman of the Board, Chief Executive Officer of the Company, Current Director and Director Nominee	350,000	500,000	850,000	(12)	1.4%
David C. Boyles President and Chief Operating Officer of the Company, Current Director and Director Nominee	250,000	0	250,000	(13)	*
Paul W. Taylor Executive Vice President and Chief Financial Officer	125,000	2,500	127,500	(14)	*
John W. Perkins President and Chief Executive Officer of Guaranty Bank and Trust Company	122,620	0	122,620	(15)	*
Daryll D. Southwick President and Chief Executive Officer of Centennial Bank of the West	75,000	19,000	94,000	(16)	*
All Directors, Nominees and Executive Officers as a group (18 persons)	1,504,826	580,352	2,085,178		3.5%

*
Represents less than 1.0% of the outstanding shares of the Company's common stock calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See footnotes (1) and (2) below.

(1)
For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person has the right to acquire within 60 days.

(2)
Based on 60,315,464 shares of Common Stock of the Company issued and outstanding as of March 24, 2006, including 1,478,931 shares of unvested restricted stock and restricted performance stock.

(3)
Includes 1,852 shares of restricted stock.

(4)
Includes 1,852 shares of restricted stock.

(5)
Includes 85,000 shares held by Farr Stagecoach Investors, LLLP and 1,852 shares of restricted stock. Mr. Farr and his wife are the general partners of Farr Stagecoach Investors, LLLP and share voting and dispositive power over the securities held by Farr Stagecoach Investors, LLLP.

(6)
Includes 1,315 shares of restricted stock.

(7)
Includes 1,852 shares of restricted stock.

(8)
Represents shares of restricted stock.

(9)
Includes 1,852 shares of restricted stock.

(10)
Includes 1,852 shares of restricted stock.

(11)
Includes 1,852 shares of restricted stock.

(12)
Includes 150,000 shares held by the Eggemeyer Family Trust, 500,000 shares held by Western States Opportunity LLC and 200,000 shares of restricted performance stock. Mr. Eggemeyer is the trustee of the Eggemeyer Family Trust and has sole voting and dispositive power over the securities held by the Eggemeyer Family Trust. The Eggemeyer Family Trust and the William J. Ruh Trust are the controlling members of Western States Opportunity LLC. William J. Ruh is the trustee of the William J. Ruh Trust. Messrs. Eggemeyer and Ruh share voting and dispositive power over the securities held by Western States Opportunity LLC.

(13)
Includes 150,000 shares of restricted performance stock.

(14)
Includes 75,000 shares of restricted performance stock, 50,000 shares held by Mr. Taylor in a deferred compensation plan and 2,500 shares jointly held by Mr. Taylor and his wife. Mr. Taylor has shared voting and dispositive power with respect to 2,500 shares that are held in joint tenancy with his wife.

(15)
Includes 75,000 shares of restricted performance stock.

(16)
Includes 75,000 shares of restricted performance stock. Mr. Southwick has shared voting and dispositive power with respect to 19,000 shares that are held in joint tenancy with his wife.

PROPOSAL: ELECTION OF DIRECTORS

Nominees

        The Bylaws of the Company provide that the authorized number of directors shall be fixed from time to time by resolution of a majority of the Board of Directors. The number of directors is currently fixed at 11. The Board is currently composed of 11 directors.

        The persons named in the following table have been recommended by the Compensation, Nominating and Governance Committee of the Board and approved by the Board of Directors as nominees for election to serve as directors of the Company until the next annual meeting of stockholders and until their successors are duly elected and qualified. Each of these persons currently serves as a director of the Company.

        With respect to such election, absent any specific instruction in the proxies solicited by the Board, the proxies will be voted in the sole discretion of the proxy holders to effect the election of all 11 of the Board's nominees, or as many thereof as possible if any persons are nominated other than by the Board of Directors. In the event that any of the Board's nominees are unable to serve as directors, it is intended that each proxy will be voted for the election of such substitute nominees, if any, as shall be designated by the Board of Directors. To the best of its knowledge, the Company has no reason to believe that any of the nominees will be unable to serve as directors.

Name	Principal Occupation; Background	Age	Year First Elected or Appointed Director
David C. Boyles	Mr. Boyles has been President and Chief Operating Officer of the Company since January 2005, Chairman of Guaranty Bank and Trust Company since 2004, and a director of Centennial Bank of the West, a subsidiary of the Company, since February 2005. From May 1983 to December 2004, Mr. Boyles served as President and Chief Executive Officer of Guaranty Corporation, with whom he had been employed since 1978. Mr. Boyles has served as a member of the Federal Advisory Council since 2006.	55	2005

G. Hank Brown
	Mr. Brown has been President of the University of Colorado since August 2005. From 2002 to July 2005, Mr. Brown was the President and Chief Executive Officer of the Daniels Fund, a charitable foundation. Prior to that position, he served as President of the University of Northern Colorado from 1998 to 2002. From 1991 to 1997, Mr. Brown served as a United States Senator from the State of Colorado. From 1981 to 1991, Mr. Brown served five consecutive terms in the U. S. House of Representatives, representing Colorado's 4th Congressional District. Mr. Brown's public service also included serving in the Colorado Senate from 1972 to 1976. He served as a vice president for Monfort of Colorado for 11 years from 1969 to 1980, and holds a B.S. degree in accounting and a J.D. degree from the University of Colorado, and a Master of Law degree from George Washington University. Mr. Brown is a certified public accountant. Mr. Brown serves on the board of directors of Boise Cascade, Inc., Sensient Technologies, and Sealed Air Corporation. Mr. Brown also served as a director and Chairman of the Board of Centennial Bank of the West, a subsidiary of the Company, from 1998 through December 2001.	66	2004
Edward B. Cordes
	Mr. Cordes is the owner and President of Cordes & Company, a consulting firm specializing in insolvencies and economic valuations. Mr. Cordes is also the owner and President of Cordes & Company Financial Services, Inc., Cordes & Company Petroleum, Inc. and Cordes & Company Realty Associates, and Manager of Cordes Farms LLC. He has been appointed the duty of Receiver or Trustee in over 80 court actions. During his 30 years as a certified public accountant, Mr. Cordes has served in senior management positions with Ernst & Young and Cooperative Service Company. He holds a B.B.A. degree from Colorado State University and an M.A. Accountancy degree from the University of Nebraska. Mr. Cordes is a member of the Association of Insolvency Accounts, National Association of Forensic Economics and National Association of Certified Valuation Analysts. He is also active in the Denver community by continued support of both Denver Rustlers and Sense of Security organizations. He is past National Chairman of the National Association of Certified Valuation Analysts and currently holds the office of president for the Colorado State Chapter.	54	2004

John M. Eggemeyer, III	Mr. Eggemeyer has been Chairman of the Board and Chief Executive Officer of the Company since April 2004. He is a co-founder and chief executive of Castle Creek Capital LLC, a merchant banking firm specializing in the financial services industry, and Castle Creek Financial LLC, a licensed broker/dealer. Mr. Eggemeyer is a director and Chairman of First Community Bancorp, and Chairman and Chief Executive Officer of White River Capital Inc., and its wholly owned subsidiary, Union Acceptance Corporation.	60	2004
William R. Farr
	Mr. Farr is the Chairman, and was until June 2005, the Chief Executive Officer, of Centennial Bank of the West, a subsidiary of the Company. Mr. Farr founded Centennial Bank of the West and its predecessors beginning with Centennial Bank of the West's creation in 1992. Prior to the founding of Centennial Bank of the West, Mr. Farr served as president, director or officer of numerous Northern Colorado banks. Mr. Farr was formerly active in the cattle industry serving as chairman of the U.S. Meat Export Federation, on the Executive Committee of the National Cattlemen's Association and as president of the Colorado Cattle Feeders Association. He serves on multiple committees, community organizations, boards of companies and foundations primarily located in Northern Colorado.	67	2004
Stephen D. Joyce	From 1987 to September 2005, Mr. Joyce served as a director of First MainStreet Financial, Ltd., most recently as Chairman of the Board. Mr. Joyce was appointed to the Company's Board as a result of the Company's acquisition of First MainStreet Financial, Ltd. For the past 29 years, Mr. Joyce has been the owner and President of Supermarket Liquors, Inc., located in Fort Collins, Colorado, where he is active in the community.	57	2005
Richard G. McClintock
	Mr. McClintock is an owner and Executive Vice President of the Frederick Ross Company, a commercial real estate firm, with whom he has been associated since 1977. Since 1984, Mr. McClintock has also been President of Westfield Development Company, Inc. Mr. McClintock also serves as a director of Guaranty Bank and Trust Company, a subsidiary of the Company. In addition, Mr. McClintock is a member of the Denver Board of Realtors, UNC Investment Committee, board of directors of Colorado UpLift and board of directors of the Boy Scouts of America Denver Chapter. He is also active in the Urban Land Institute, University of Colorado Real Estate Council, NAIOP and The Catholic Foundation.	60	2005

Daniel M. Quinn
	Since July 2003, Mr. Quinn has been President of Quinn Financial, LLC, a financial services company. Previously, Mr. Quinn spent 24 years with U.S. Bancorp. From 1999 to 2003, he was Vice Chairman of Commercial Banking for U.S. Bank. Previous positions at U.S. Bank include President of U.S. Bank in Colorado (formerly Colorado National Bank). Mr. Quinn graduated from the University of Minnesota in 1978 with a degree in Finance. He then attended the University of Minnesota Graduate School of Business in 1978 and 1979. Since moving to Colorado from Minnesota in 1990, Mr. Quinn has been active in the Denver community, currently serving on the board for the Denver Metro Boy Scouts.	49	2005
Stephen B. Shraiberg	Since 1973, Mr. Shraiberg has been President and the major shareholder of Urban Property Management, Inc., a real estate management and development company. He is also the major shareholder of Esprit Homes, Ltd., a major Colorado homebuilder since 1989. Mr. Shraiberg serves as a director of Guaranty Bank and Trust Company, a subsidiary of the Company. Mr. Shraiberg is also secretary of Urban Equities Corp., a Colorado broker-dealer. Mr. Shraiberg serves on the board of the Dystonia Medical Research Foundation.	59	2005
Matthew P. Wagner
	Mr. Wagner has been President, Chief Executive Officer and a director of First Community Bancorp since 2000. Prior to joining First Community Bancorp in 2000, Mr. Wagner was President and Chief Executive Officer of Western Bancorp from 1996 until 1999, when Western Bancorp was acquired by U.S. Bancorp. Prior to joining Western Bancorp in 1996, Mr. Wagner served as an executive vice president with U.S. Bancorp in Minneapolis, Minnesota, from 1990 to 1996 and as a senior vice president from 1985 to 1990. Mr. Wagner holds a B.S. degree from the University of Nebraska and an M.B.A. degree from the University of Colorado.	49	2004

Albert C. Yates
	Dr. Yates retired in June 2003 after 13 years as President of Colorado State University. He was also a Chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Bank of Kansas City—Denver Branch and the board of directors of First Interstate Bank. He currently serves as a director of StarTek, Inc. and Level 3 Communications. Dr. Yates also served as a director and Chairman of the Board of Centennial Bank of the West, a subsidiary of the Company, from January 2002 through December 2004. Dr. Yates graduated magna cum laude from Memphis State University in 1965, with degrees in chemistry and mathematics. He earned his doctorate in theoretical chemical physics from Indiana University at Bloomington in 1968.	64	2005

The Board of Directors' Recommendation

        The Board of Directors recommends that stockholders vote FOR all of the nominees listed above. Each stockholder is entitled to one vote for each share held. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted FOR each nominee listed above.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

        The Company is committed to maintaining good corporate governance practices. The Board regularly reviews its governance procedures to ensure compliance with rapidly changing laws, rules and regulations that govern the Company's business. The Company's website at http://www.cbhi.com includes important information regarding Company policies and Board charters, including the Company's Corporate Governance Guidelines and its Code of Business Conduct and Ethics, as well as all of the Company's SEC filings and press releases.

        During 2005, the Board of Directors of the Company met six times. The independent directors also met at least twice in executive session during 2005. Mr. Albert C. Yates presided at meetings of the independent directors as the lead director during 2005. No director attended less than 75% of the Company's Board meetings or meetings of any committee on which he served during 2005. The Board's policy regarding director attendance at the Annual Meeting of Stockholders is that directors are welcome to attend, and that the Company will make all appropriate arrangements for directors that choose to attend. In 2005, five of nine directors attended the 2005 Annual Meeting of Stockholders.

        The current members of the Board of Directors' committees are as follows:

Director	Audit Committee	Compensation, Nominating and Governance Committee	Corporate Risk Committee	Executive Committee
David C. Boyles			X	X
G. Hank Brown		C
Edward B. Cordes	C
John M. Eggemeyer			C	C
William R. Farr			X
Stephen D. Joyce		X
Richard G. McClintock		X
Daniel M. Quinn	X		X
Stephen B. Shraiberg	X
Matthew P. Wagner	X		X	X
Albert C. Yates		X

X
= Member

C
= Chair

Audit Committee

        Messrs. Quinn, Shraiberg and Wagner meet the independence requirements of the Nasdaq National Market ("Nasdaq") and the federal securities laws. Based upon a formal interpretation from Nasdaq, Mr. Cordes does not satisfy the Nasdaq independence requirements because of his company's role as a court-appointed receiver of various assets of a debtor party. Guaranty Bank and Trust Company held a deed of trust and security interests in certain of the receivership properties and advanced funds to Mr. Cordes' company for the purpose of preserving and maintaining the debtor's business, property and insurance. Rule 4350(a)(5) of the Nasdaq listing standards permits the Company to have an Audit Committee member who is not independent until one year after our initial public offering. The Board has determined that each member of the Audit Committee is financially literate and that Mr. Cordes is qualified as an audit committee financial expert in accordance with the rules of the SEC and the listing standards of Nasdaq. Information regarding the functions performed by the Audit Committee is set forth in the "Report of the Audit Committee" included in this Proxy Statement, as well as in the Audit Committee charter attached hereto as Annex A. The charter of the Audit Committee was last amended as of February 22, 2006. The charter may also be obtained on the Company's website, at http://www.cbhi.com under the section entitled "Corporate Governance". During 2005, the Audit Committee met six (6) times.

Compensation, Nominating and Governance ("CNG") Committee

        Each member of the CNG Committee meets the Nasdaq independence requirements. The CNG Committee reviews and makes recommendations to the Board of Directors on matters concerning nominees for positions on the Board of Directors and the compensation of the directors, the Company's chief executive officer and other executive officers, and administers the issuance of stock awards under the Company's stock incentive plan. The CNG Committee also assists the Board of Directors in promoting the best interests of the Company and its stockholders through the implementation of sound corporate governance principles and practices. The CNG Committee operates under a charter that was amended as of February 22, 2006, a copy of which may be obtained on the Company's website at http://www.cbhi.com under the section entitled "Corporate Governance". During 2005, the CNG Committee met six (6) times.

        In identifying and recommending nominees for positions on the Board of Directors, the CNG Committee places primary emphasis on the criteria set forth under "Selection of Directors" in our Corporate Governance Guidelines, namely: (1) personal qualities and characteristics, accomplishments and professional reputation; (2) current knowledge and contacts in the communities in which the Company does business and in the Company's industry or other industries relevant to the Company's business; (3) ability and willingness to commit adequate time to Board and committee matters; (4) the fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company; (5) diversity of viewpoints, backgrounds, experience and other demographics; and (6) other factors, such as judgment, skill, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

        The CNG Committee does not set specific, minimum qualifications that nominees must meet in order for the CNG Committee to recommend them to the Board of Directors, but rather believes that each nominee should be evaluated based on his or her individual merits, taking into account the needs of the Company and the composition of the Board of Directors and its committees. The CNG Committee may seek input from other members of the Board in identifying possible candidates, and may, in its discretion, engage one or more search firms to assist in the recruitment of director candidates. The CNG Committee will consider nominees for director nominated by the Company's stockholders in accordance with the Company's Bylaws. The CNG Committee will consider candidates recommended by stockholders against the same criteria as nominees not proposed by stockholders. Stockholders who wish to submit nominees for director for consideration by the CNG Committee for election at our 2007 Annual Meeting should follow the process detailed under "Stockholder Proposals and Director Nominations—2007 Annual Meeting" in the Section entitled "Other Business" on page 28 of this Proxy Statement.

Corporate Risk Committee

        The Corporate Risk Committee monitors the risks that arise in the general conduct of our business. The Corporate Risk Committee's duties and responsibilities include reviewing the asset/liability and investment strategies of the Company and its subsidiaries, overseeing the Company's credit risk exposure, reviewing and approving the adequacy of the Company's loan loss reserves, reviewing legal and regulatory trends, reviewing the adequacy of the Company's insurance coverage, and overseeing the various operations risk of the Company such as the Company's business continuity and disaster recovery program.

Executive Committee

        The Executive Committee supports the Board of Directors in the performance of its duties and responsibilities with respect to strategic and management matters and acts on behalf of the Board, between meetings of the Board of Directors, to the full extent permitted by law.

Compensation Committee Interlocks and Insider Participation

        During 2005, G. Hank Brown, as Chair, Stephen D. Joyce, Richard G. McClintock and Albert C. Yates served on the CNG Committee. None of these directors was formerly an officer or employee of the Company or any of its subsidiaries. No executive officer of the Company serves on the board of directors of any other company that has one or more executive officers serving as a member of the CNG Committee, no executive officer of the Company serves as a member of the compensation committee of the board of any other company that has one or more executive officers serving as a member of the Company's Board of Directors, and no such interlocking relationships existed during 2005. Mr. Brown holds an interest in American Eagle Investments, LLC, which leases a building to one of the branches of Centennial Bank of the West, a subsidiary of the Company. For further information on this relationship, please see the Section entitled "Certain Relationships and Related Transactions" on page 26 of this Proxy Statement.

Family Relationships

        There are no family relationships among any of the directors or executive officers of the Company.

COMPENSATION OF DIRECTORS

        Each of the Company's non-management directors is paid an annual retainer of $20,000 for serving on the Board of Directors, and an attendance fee of $1,500 for each board meeting attended. Committee chairs receive an additional annual retainer, $10,000 in the case of the Audit Committee, $5,000 in the case of the CNG Committee and $5,000 in the case of the Corporate Risk Committee, to the extent such chair is a non-management director. Non-management directors receive an attendance fee of $500 per committee meeting. In addition, each non-management director is entitled to receive an annual grant of restricted stock having a value equal to $20,000. In general, stock grant amounts will be based on the closing price of the Company's common stock on the date of the Annual Meeting of Stockholders and will vest on the date immediately preceding the next Annual Meeting of Stockholders. The Company reimburses its directors for their reasonable travel, lodging, food and other expenses incurred in connection with their service on the Board of Directors and its committees. The Company's directors have the option of participating in the Company's 2005 Deferred Compensation Plan, which is further described under "2005 Deferred Compensation Plan" in the Section entitled "Executive Compensation" on page 20 of this Proxy Statement.

EXECUTIVE OFFICERS

        The following table sets forth, as to each of the persons who currently serve as executive officers of the Company, such person's age, current position and the period during which such person has served in such position. Following the table is a description of each executive officer's principal occupation during the past five years.

Name	Age	Position	Year of Commencing the Position
John M. Eggemeyer, III	60	Chairman of the Board and Chief Executive Officer of the Company	2004
David C. Boyles	55	President and Chief Operating Officer of the Company	2005
Paul W. Taylor	45	Executive Vice President and Chief Financial Officer of the Company	2000
John W. Perkins	52	President and Chief Executive Officer of Guaranty Bank and Trust Company	2005
Daryll D. Southwick	55	President and Chief Executive Officer of Centennial Bank of the West	2005
Suzanne R. Brennan	55	Executive Vice President, Operations of the Company	2005
Zsolt K. Besskó	36	Executive Vice President, General Counsel and Secretary of the Company	2005
Gregg L. Brown	58	Senior Vice President and Chief Credit Officer of the Company	2006
Rosella Segura	50	Senior Vice President, Human Resources of the Company	2000

        John M. Eggemeyer, III.    Mr. Eggemeyer is Chairman of the Board and Chief Executive Officer of the Company. These positions reflect his role in orchestrating the Company's various acquisitions, and he devotes approximately 50% of his professional time to these positions. He is a co-founder and chief executive of Castle Creek Capital LLC, a merchant banking firm specializing in the financial services industry, and Castle Creek Financial LLC, a licensed broker/dealer. Mr. Eggemeyer is a director and Chairman of First Community Bancorp, and Chairman and Chief Executive Officer of White River Capital Inc., and its wholly owned subsidiary, Union Acceptance Corporation.

        David C. Boyles.    Mr. Boyles is President and Chief Operating Officer of the Company, Chairman of Guaranty Bank and Trust Company, and a director of the Company and of Centennial Bank of the West. From May 1983 to December 2004, Mr. Boyles served as President and Chief Executive Officer of Guaranty Corporation, with whom he had been employed since 1978. Mr. Boyles has served as a member of the Federal Advisory Council since 2006.

        Paul W. Taylor.    Mr. Taylor is Executive Vice President and Chief Financial Officer of the Company and holds the same positions at Centennial Bank of the West and Guaranty Bank and Trust Company. He is also a director of Centennial Bank of the West. From April 2000 to July 2004, he served as Chief Financial Officer of the Company's predecessor. During his 21-year banking and investment banking career, he worked for Alex Sheshunoff Investment Banking as a Director of Mergers and Acquisitions where he performed many acquisitions for clients across the country. Further investment banking experience was with Century Capital Group, where he performed M&A and financing for small businesses. Mr. Taylor worked for KeyCorp for 12 years in both New York and the Rocky Mountain Region in numerous management positions and left the company as Executive Vice President and Chief Financial Officer of the Rocky Mountain Region.

        John W. Perkins.    Mr. Perkins is President and Chief Executive Officer and a director of Guaranty Bank and Trust Company. From 1996 to 2004, he served as an executive vice president of loans and senior loan officer for Guaranty Bank and Trust Company. Mr. Perkins has over 30 years of experience with bank operations, product development, human resources, financial accounting, and commercial, real estate, executive, consumer and mortgage lending.

        Daryll D. Southwick.    Mr. Southwick is President and Chief Executive Officer and a director of Centennial Bank of the West. He served as President and Chief Executive Officer of First National Bank of Strasburg (which was subsequently merged into Guaranty Bank and Trust Company in 2005) from 1987 to 2004. Mr. Southwick has over 29 years of banking experience and has held executive management positions since 1982.

        Suzanne R. Brennan.    Ms. Brennan is Executive Vice President, Operations of the Company and holds the same position at Centennial Bank of the West and Guaranty Bank and Trust Company. From April 2002 to May 2005, she was Executive Vice President, Manager of Operations and Systems of First Community Bancorp. During such tenure, she also served as a director of Pacific Western National Bank and First National Bank, First Community Bancorp's banking subsidiaries. From January 2000 to March 2002, Ms. Brennan was President of Summit Consulting Group, which specialized in due diligence, operations efficiency and system conversions for financial institutions. Ms. Brennan was Executive Vice President and Manager of Operations and Systems of Western Bancorp from July 1997 to November 1999.

        Zsolt K. Besskó.    Mr. Besskó is Executive Vice President, General Counsel and Secretary of the Company and holds the same positions at Centennial Bank of the West and Guaranty Bank and Trust Company. Prior to joining the Company in 2005, Mr. Besskó was a shareholder of the law firm Buchanan Ingersoll PC in Pittsburgh, PA, with whom he was associated since 2000. From 1996 to 2000, Mr. Besskó was associated with the law firm Sullivan & Cromwell LLP in New York City.

        Gregg L. Brown.    Mr. Brown is Senior Vice President and Chief Credit Officer of the Company. From May 2005 to February 2006, Mr. Brown served as Senior Vice President, Credit Administration of the Company. Prior to joining the Company in 2005, Mr. Brown spent 14 years with JP Morgan Chase (formerly Bank One) in Colorado as the manager of the credit underwriting function for the Western Region, a senior underwriter and portfolio manager and a state manager of the Managed Asset Department. Mr. Brown has spent over 32 years in the banking industry in the Denver metropolitan area. A graduate of the University of Northern Colorado, Mr. Brown is also a graduate of the ABA Commercial Lending Graduate School and the ABA Installment Lending School. Mr. Brown is a former officer and board member of the Caring Connection, a non-profit emergency service provider.

        Rosella Segura.    Ms. Segura is Senior Vice President, Human Resources of the Company and holds the same position at Centennial Bank of the West and Guaranty Bank and Trust Company. From 2000 to 2004, she served as Human Resources Manager of Centennial Bank of the West. Prior to joining Centennial Bank of the West, Ms. Segura was employed with Wells Fargo Bank for 25 years. At Wells Fargo, she was named Senior Human Resources Representative and supported nine regional banks in Northern Colorado.

EXECUTIVE COMPENSATION

        The following table sets forth for fiscal years 2005 and 2004 the compensation for the CEO and for each of the four most highly compensated executive officers of the Company during 2005, other than the CEO, serving as executive officers at the end of 2005. These five persons are referred to collectively as the "Named Executive Officers."

		Annual Compensation
Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)(3)	All Other Compensation ($)(4)
John M. Eggemeyer, III Chairman and Chief Executive Officer	2005 2004	$0 0	$0 0	$0 0	$2,100,000 —	$0 0
David C. Boyles President and Chief Operating Officer	2005	400,000	360,000	10,643	1,575,000	2,202,820
Paul W. Taylor Executive Vice President and Chief Financial Officer	2005 2004	250,000 210,000	180,000 100,000	11,880 9,600	787,500 —	8,400 8,200
John W. Perkins President and Chief Executive Officer—Guaranty Bank and Trust Company	2005	250,000	180,000	12,485	787,500	1,261,362
Daryll D. Southwick President and Chief Executive Officer—Centennial Bank of the West	2005	250,000	180,000	8,819	787,500	859,050

(1)
During 2004, each of Messrs. Boyles, Perkins and Southwick was employed by Guaranty Corporation, which was acquired by the Company as of the close of business on December 31, 2004.

(2)
Other annual compensation includes amounts for automobile allowances and benefits and club memberships. The amounts shown for Mr. Boyles include $1,980 for garage parking paid by the Company, $1,586 in automobile benefits for personal use of an automobile owned by the Company and $7,077 in club membership dues reimbursed by the Company. The amounts shown for Mr. Perkins include $1,980 for garage parking paid by the Company, $3,457 in automobile benefits for personal use of an automobile owned by the Company and $7,048 in club membership dues reimbursed by the Company. The amounts shown for Mr. Taylor include: in 2005, $1,980 for garage parking paid by the Company and $9,900 in automobile allowance paid by the Company; and in 2004, automobile allowance paid by the Company. The amounts shown for Mr. Southwick include $6,893 in automobile benefits for personal use of an automobile owned by the Company and $1,926 in club membership dues reimbursed by the Company. Historically, the Company has reimbursed club membership dues for business purposes but has also permitted personal use of the clubs. In the third quarter of 2005, the Company discontinued the reimbursement of club membership dues.

(3)
In August 2005, the Company awarded shares of restricted performance stock to Mr. Eggemeyer (200,000 shares), Mr. Boyles (150,000 shares), Mr. Taylor (75,000 shares), Mr. Perkins (75,000 shares), and Mr. Southwick (75,000 shares). The vesting of such shares is dependent upon the achievement of certain performance targets. Dividends are not paid on such shares until the occurrence of the initial vesting event, at which point dividends will be paid on all such shares at the same rate as that paid on the Company's outstanding common stock when declared by the Board of Directors. The restrictions on all the shares of restricted performance stock lapse, and the stock would immediately vest, upon a change in control of the Company.

The values for the restricted stock awards shown in the above table are based on a $10.50 per share value of Company's common stock on August 11, 2005, the grant date (the Company's common stock was not publicly traded at that time). The following table presents the number and value of unvested restricted performance stock awards held as of December 31, 2005, using the closing market price of the Company's common stock of $12.37 per share on December 30, 2005, the last day of trading in 2005:

Named Executive Officer	Total Performance Shares Held	Market Value as of December 31, 2005
John M. Eggemeyer, III	200,000	$2,474,000
David C. Boyles	150,000	1,855,500
Paul W. Taylor	75,000	927,750
John W. Perkins	75,000	927,750
Daryll D. Southwick	75,000	927,750
(4)
The amount shown for Mr. Boyles represents a change in control bonus of $1,327,820 and a payment of $875,000 pursuant to a non-competition agreement resulting from the Company's acquisition of Guaranty Corporation. The amounts shown for Mr. Taylor represent matching contributions by the Company into Mr. Taylor's 401(k) plan account. The amount shown for Mr. Perkins represents a change in control bonus of $407,962, a payment of $845,000 pursuant to a non-competition agreement resulting from the Company's acquisition of Guaranty Corporation, and a matching contribution by the Company of $8,400 into Mr. Perkins' 401(k) plan account. The amount shown for Mr. Southwick represents a change in control bonus of $295,650, a payment of $555,000 pursuant to a non-competition agreement resulting from the Company's acquisition of Guaranty Corporation, and a matching contribution by the Company of $8,400 into Mr. Southwick's 401(k) plan account.

Employment and Severance Arrangements

        The Company has entered into employment agreements with each of following Named Executive Officers: Messrs. Boyles, Taylor and Perkins.

        Pursuant to the employment agreements, each executive is required to perform his duties in a diligent, trustworthy and business-like manner, all for the purpose of advancing our business. The initial base salaries of the executives are set forth in the employment agreements. The employment agreements do not provide for automatic annual increases in salary, but each employment agreement provides for annual salary reviews. Each of the executives is eligible to participate in any management incentive compensation plan adopted by the Company or such other bonus plan as the Board of Directors or CNG Committee may approve. The award of any bonus compensation is to be determined by the Board of Directors or pursuant to a plan approved by the Board of Directors.

        Each executive is also eligible to participate in any employee benefit plan, program, policy or arrangement generally made available to employees, and is reimbursed for out-of-pocket business expenses incurred in the course of employment duties. The employment agreements contain non-competition and non-solicitation provisions that restrict the executives' ability to pursue certain activities that would pose a threat to the Company's business interests.

        On March 3, 2004, the Company entered into an employment agreement with Paul W. Taylor, which became effective on July 16, 2004 and was amended and restated as of February 4, 2005. Mr. Taylor's employment agreement provides for an annual base salary of $250,000 and a guaranteed bonus of at least $20,000 for the years ended December 31, 2004 and December 31, 2005, subject to proration for any partial year of employment. The agreement will expire on July 16, 2006. The agreement further provides that the Company will have the sole discretion at the time of expiration to choose either to renew the employment agreement for an additional one-year term or to pay Mr. Taylor the amount described in the discussion of severance benefits below.

        On October 27, 2004, the Company entered into an employment agreement with David C. Boyles, which became effective on December 31, 2004. Mr. Boyles' employment agreement provides for an annual base salary of $400,000, and will expire on December 31, 2006. The agreement further provides that if at the time of expiration Mr. Boyles remains in the Company's employment, and the Company does not renew his employment agreement or enter into a new employment agreement with him, the Company can elect either to pay Mr. Boyles the amount described in the discussion of severance benefits below or to relieve him of his non-competition and non-solicitation obligations under the employment agreement.

        On October 27, 2004, the Company entered into an employment agreement with John W. Perkins, which became effective on December 31, 2004. Mr. Perkins' employment agreement provides for an annual base salary of $250,000. The agreement further provides for automatic renewal for one-year terms upon each one-year anniversary of the effective date, unless a non-renewal notice is given by either party at least 30 days in advance. If the Company elects to give Mr. Perkins such a non-renewal notice and does not enter into a new employment agreement with him at the end of any one-year term, the Company can elect either to pay Mr. Perkins the amount described in the discussion of severance benefits below or to relieve him of his non-competition and non-solicitation obligations under the employment agreement.

        The employment agreements provide each executive with certain severance benefits in the event his employment is terminated as a result of his permanent disability. Specifically, in the event of such a termination, the executive shall receive his base salary through the then remaining term of the executive's employment. For each year thereafter, the Company shall pay to the executive until his or her death, an amount equal to 50% of the base salary paid to the executive during the twelve-month period prior to the date of such termination of employment.

        The employment agreements also provide each executive with certain severance benefits in the event his employment is terminated by the Company other than for cause or due to disability or if the executive resigns with good reason. Specifically, in the event of such a termination or resignation, Messrs. Boyles and Perkins will each receive a lump sum equal to two times his respective annual base salary and 24 months' healthcare and life insurance benefits continuation at the Company's expense, and Mr. Taylor will receive a lump sum equal to his annual base salary.

        For purposes of the employment agreements, "cause" means the executive's commission of an intentional act of embezzlement or the executive's intentional damage to our property, the executive's intentional disclosure of confidential information or trade secrets or information relating to the Company's customers, the executive's willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease and desist order, the executive's commission of an act constituting a felony or a misdemeanor involving moral turpitude for which the executive is convicted by any federal, state or local authority, or to which the executive enters a plea of guilty or nolo contendere, the executive's commission of an act or omission that causes the executive to be disqualified or barred by any governmental or self-regulatory authority from serving in the capacity contemplated by his agreement or losing any governmental or self-regulatory license that is reasonably necessary for the executive to perform his responsibilities under his or her agreement, or intentional breach of corporate fiduciary duty involving personal profit.

        For purposes of the employment agreements, "good reason" means a change by the Company in the executive's position that reduces his duties or responsibilities, a reduction by the Company in the executive's base salary or aggregate benefits (other than pursuant to a company-wide reduction of base salaries and aggregate benefits for employees of the company generally), a good faith determination by the executive that he has been rendered substantially unable to carry out his duties or responsibilities, the executive's relocation by the Company to a facility or location more than 50 miles from executive's current principal place of employment or the Company's failure to require any successor to all or substantially all of the Company's business or assets to expressly assume or agree to perform the employment agreement.

Equity Compensation Plan Information

        On April 5, 2005, the Board of Directors approved a proposal to adopt the 2005 Stock Incentive Plan (the "2005 Plan"), subject to the approval of stockholders. On June 2, 2005, the Company's stockholders approved the 2005 Plan. The 2005 Plan provides for grants of stock options, restricted stock awards, restricted stock unit awards, performance stock awards, stock appreciation rights, or SARs, and other equity-based awards for high levels of individual performance and the Company's improved financial performance. Under the 2005 Plan, the total number of shares of common stock subject to awards may not exceed 2,500,000. Further information relating to shares of the Company's common stock that may be issued under the Company's 2005 Plan is contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. No stockholder action on the 2005 Plan is being requested at the Meeting.

Deferred Compensation Plan for Directors and Executives

        The Company maintains a Director and Executive Deferred Compensation Plan, adopted in 2004, for directors and executives, which is meant to be an unfunded compensation plan maintained for the select group. The Director and Executive Deferred Compensation Plan provides the opportunity to defer receipt of certain compensation into a bookkeeping account established under the plan for each participant until termination or upon the occurrence of other specified events. The only participant in this plan is Paul W. Taylor. The Company does not expect that any other directors or executives will participate in this plan, which may be amended or terminated at any time by the Board of Directors.

2005 Deferred Compensation Plan

        The Company also maintains a Deferred Compensation Plan, effective as of June 30, 2005, for a select group of management or highly compensated employees and non-employee members of the Board. The Deferred Compensation Plan, which is meant to be an unfunded deferred compensation plan, is intended to be exempt from certain requirements of the Employee Retirement Income Security Act of 1974. The Deferred Compensation Plan allows the participants to defer a specified amount of their compensation until termination or upon the occurrence of other specified events. The Deferred Compensation Plan permits participants to elect to have deferred amounts invested in various investment funds or common stock of the Company. Participation in the Deferred Compensation Plan is voluntary and participants may change their elections annually, or otherwise as permitted by the Deferred Compensation Plan and applicable regulations governing the deferred tax treatment of the Deferred Compensation Plan.

        We pay all applicable fees and expenses relating to the administration of the Deferred Compensation Plan.

PERFORMANCE GRAPH

        The Company's common stock trades on the Nasdaq National Market® under the symbol "CBHI". The following graph shows a comparison from October 3, 2005 (the date the Company's common stock commenced trading on the Nasdaq National Market) through December 31, 2005 of cumulative total return for the Company's common stock, the Nasdaq Stock Market (U.S.) Index and Nasdaq Bank Stocks Index. Such returns are based on historical results and are not intended to suggest future performance. Data for the Nasdaq Stock Market (U.S.) Index and Nasdaq Bank Stocks Index assumes reinvestment of dividends. The Company has never paid dividends on its common stock. The total return on the Company's common stock is determined based on the change in the price of the Company's common stock and assumes an original investment of $100. The total return on each of the indicated indices also assumes an original investment in the index of $100.

REPORT OF THE COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE ON EXECUTIVE COMPENSATION

        The Compensation, Nominating and Governance Committee, or CNG Committee, of the Board of Directors during 2005 consisted of G. Hank Brown, as Chair, Stephen D. Joyce, Richard G. McClintock and Albert C. Yates. Mr. Joyce joined the CNG Committee in October 2005 following his appointment to the Company's Board of Directors as a result of the acquisition by the Company of First MainStreet Financial, Ltd. Each member of the CNG Committee meets the Nasdaq independence requirements.

        In addition to its responsibilities to make recommendations for nominees to the Company's Board and its committees and to oversee the governance and evaluation process of the Board and its committees, it is the duty of the CNG Committee to administer the Company's compensation system and various incentive plans, including the 2005 Plan and the Executive Cash Incentive Plan. The CNG Committee reviews and approves compensation levels of members of executive management, evaluates the performance of the executive management team and considers executive management succession and related matters. With respect to the compensation of the CEO, the CNG Committee evaluates and recommends such compensation to the Board for approval. The CNG Committee reviews with the Board all material aspects of compensation for the Company's executive officers.

        Compensation Philosophy.    The primary goal of the Company's compensation philosophy is to link a substantial portion of executive compensation (including the compensation of the CEO) to the profitability of the Company. The CNG Committee achieves this goal by tying substantial grants of equity compensation and an annual bonus to what it believes is the most significant measure of profitability: diluted earnings per share adjusted to exclude certain extraordinary charges as well as the effects of noncash expense items ("Cash EPS"). The target goals for annual bonuses as well as for long-term incentive awards, such as performance stock grants, are generally based on substantial increases in Cash EPS performance.

        The second goal of the compensation philosophy is to attract and retain highly competent executives. The CNG Committee achieves this objective by setting base compensation and incentives at competitive levels and by awarding substantial stock-based awards. The CNG Committee reviews executive compensation levels paid by financial institutions of a similar asset size to the Company, based on available data. The CNG Committee intends to pay at the highest end of the compensation scale, but only if the Company achieves financial performance at the high end of the peer group.

        Competitive Review of Compensation Program.    The CNG Committee hired an outside compensation consultant in 2005 to conduct a competitive review of the Company's executive compensation program. The consultant analyzed the Company's program against a peer group of publicly traded, comparably sized regional financial institutions. The consultant's overall finding was that the Company's executive compensation program was in line with the peer group.

        Components of Compensation.    The Company compensates its executive officers in three ways: base compensation, cash bonus and stock-based awards.

        Base Compensation—The CNG Committee of the Board reviews the base compensation of the executive officers. The CNG Committee makes compensation recommendations for the CEO to the full Board. Based on recommendations from the CEO, the CNG Committee evaluates and determines compensation levels for the other members of the Company's executive management team. The CNG Committee may request an opinion from outside compensation consultants and/or banking-related salary survey data before it makes any significant adjustment to overall base compensation. The CNG Committee does not tie its base compensation decisions to any particular formulas, measurements or criteria, but members take into account the Company's performance and compensation levels paid by comparable financial institutions as well as economic conditions in the Company's market area.

        Annual Cash Bonus—Pursuant to the Company's Executive Cash Incentive Plan, annual cash bonuses are paid to executives based on the achievement of certain Cash EPS goals. The following are the bonus percentages applicable to Cash EPS targets that were approved for the Company's executives for 2005 and for 2006:

Achievement Level Award Opportunities	90% of Cash EPS Target	100% of Cash EPS Target	Over 100% of Cash EPS Target
CEO/COO	50% of Base Salary	100% of Base Salary	Board Discretion
Other Executive Officers	40% of Base Salary	80% of Base Salary	CEO/Board Discretion

        Not all eligible executive officers will necessarily receive a bonus and not all eligible executive officers will necessarily receive the same bonus. Additional amounts may be paid as bonuses to members of the Company's executive management team who are deemed by the CNG Committee to have achieved superior performance during the fiscal year.

        Stock-Based Awards—Stock-based awards granted to executive officers of the Company under the Company's 2005 Stock Incentive Plan may be granted from time to time at the discretion of the CNG Committee upon recommendation from executive management. In considering whether to recommend the grant of an equity award and the size of the grant to be awarded, executive management considers, with respect to the executive officer, the salary level, the contributions expected toward the growth and profitability of the Company and survey data indicating grants made to similarly situated officers at comparable financial institutions. The CNG Committee decides whether to approve the grant of equity awards, and the terms of such grant, after discussion with executive management presenting the grant proposals. The Company has chosen to grant restricted and performance stock-based awards in lieu of granting stock options as future incentive compensation.

        In 2005, the CNG Committee made long-term incentive grants of restricted stock and restricted performance stock to a number of members of senior management and key officers, including all of the Company's executive officers. In general, the Company's executive officers are granted only restricted performance stock. The restricted performance stock grants vest, in whole or in part, based upon the achievement of performance targets over a seven-year period. Upon vesting fifty percent (50%) of a specific restricted performance stock grant, the recipient of the grant is entitled to receive dividends, if any, on both the vested and unvested shares underlying the grant at the same rate paid to stockholders generally. For those officers receiving restricted stock, the restricted stock grants generally vest in thirds over four years, and the recipient of the grant is entitled to receive dividends, if any, only with respect to the underlying shares that vest. The CNG Committee made these grants as additional incentives to the Company's senior management and key officers to improve performance, enhance retention, and ultimately increase stockholder value. None of the restricted performance stock grants has vested, in part or in whole. Half of the shares of restricted performance stock are expected to vest in the first quarter of 2009 and the remainder is expected to vest in increments during each subsequent first quarter through the first quarter of 2012.

        Annually, the CNG Committee reviews all components of compensation payable to the CEO and the other executive officers, in terms of current compensation, long-term and incentive compensation, and payouts upon a change in control of the Company to ensure that the compensation system is meeting the goals of the Company's compensation philosophy.

        2005 CEO and Executive Compensation.    The CNG Committee reviewed the compensation of John M. Eggemeyer, the CEO, and each of the other executive officers for 2005. For 2005, the Company exceeded the 90% Cash EPS target for payout of bonuses under the Executive Cash Incentive Plan. The CNG Committee determined to award additional discretionary amounts to the executive officers due to the various challenges faced, and achievements accomplished, by the Company and the executive officers in 2005, including the completion and integration of several acquisitions and taking the Company public.

        Mr. Eggemeyer elected not to take a salary or a bonus for 2005, in part because of his relationship with Castle Creek Financial LLC (see the Section entitled "Certain Relationships and Related Transactions" on page 26 of this Proxy Statement). Mr. Eggemeyer also does not receive any fees as a director of the Company. In awarding Mr. Eggemeyer his restricted performance stock grant in 2005, the CNG Committee took into account Mr. Eggemeyer's election not to take a salary and bonus.

        The 2005 compensation of the CEO and the other four most highly compensated executive officers is set forth under "Executive Compensation". The CNG Committee reported to the Board that, in the CNG Committee's opinion, the compensation paid to those officers for 2005 was reasonable in view of the Company's consolidated performance and the contribution of those officers to that performance. The CNG Committee did not recommend increases in the executive officers' base salaries for 2006, other than with respect to one executive officer who is not a named executive officer. Mr. Eggemeyer again elected not to take a salary or a bonus for 2006.

        Statement Regarding Deductibility.    Under Internal Revenue Code Section 162(m), the Company's tax deduction may be limited to the extent total compensation paid to the CEO or to any of the other four most highly compensated executive officers exceeds $1 million in any one tax year. The deduction limit does not apply to payments that qualify as "performance-based" provided certain requirements are met, including receipt of stockholder approval. Regulations under Section 162(m) also permit stock options to be excluded from compensation if certain conditions are met, but restricted stock and restricted stock awards (other than performance stock and performance stock awards) may not be exempt if the aggregate compensation of the executive officer would exceed the limit. The CNG Committee believes that all performance stock granted under the 2005 Stock Incentive Plan meet these conditions. Generally, it is the intent of the CNG Committee to structure the Company's cash and stock-based compensation programs so that compensation payments and stock-based awards are tax deductible. However, the CNG Committee reserves the discretion to make payments or stock-based awards that are not tax deductible.

SUBMITTED BY THE COMPENSATION, NOMINATING AND GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

G. Hank Brown, Chairman
Stephen D. Joyce
Richard S. McClintock
Albert C. Yates

REPORT OF THE AUDIT COMMITTEE

        The role of the Audit Committee is to (i) assist Board oversight of (a) the integrity of the Company's financial statements, (b) the Company's compliance with legal and regulatory requirements, (c) the independent auditors' qualifications and independence, and (d) the performance of the independent auditors and the Company's internal audit function; (ii) decide whether to appoint, retain or terminate the Company's independent auditors and to pre-approve all audit, audit-related and other services, if any, to be provided by the independent auditors; and (iii) prepare this Report. The Board has determined, upon recommendations from the CNG Committee, that each member of the Audit Committee is financially literate and that Mr. Edward B. Cordes is qualified as an audit committee financial expert, in each case in accordance with the rules of the SEC and the listing standards of Nasdaq.

        The Audit Committee operates pursuant to a written charter that was amended as of February 22, 2006. The Audit Committee charter is attached hereto as Annex A. As set forth in the charter, management of the Company is responsible for the preparation, presentation and integrity of the Company's consolidated financial statements, the Company's accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and, commencing with respect to the year ending December 31, 2006, auditing management's assessment of the effectiveness of internal control over financial reporting.

        The Audit Committee has reviewed and discussed the audited consolidated financial statements as of and for the year ended December 31, 2005 with management and the independent auditors. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with the independent auditors the independent auditors' independence.

        Based upon the reports and discussions described above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee's charter, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company for 2005 be included in its Annual Report on Form 10-K for the year ended December 31, 2005 for filing with the SEC.

SUBMITTED BY THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Edward B. Cordes, Chairman
Daniel M. Quinn
Stephen B. Shraiberg
Matthew P. Wagner

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In August 2004, the Company entered into an agreement with Castle Creek Financial LLC pursuant to which Castle Creek is engaged as the exclusive financial advisor to the Company and any entities the Company may form, acquire or invest in, in connection with any effort by the Company to acquire or invest in other financial institutions, effect a sale of the Company or a material amount of the Company's assets or pursue a financing or recapitalization transaction. This agreement was amended and restated as of August 1, 2005. Either party may terminate the agreement at any time upon 30 days written notice without penalty. John M. Eggemeyer, the Company's Chairman and Chief Executive Officer, is also a co-founder and chief executive of Castle Creek. In 2005, the Company paid Castle Creek aggregate retainer fees of $18,000 (which retainer was discontinued as of August 1, 2005). In addition, the Company paid Castle Creek advisory fees of $837,500 and $256,300 in connection with the Company's acquisitions of First MainStreet Financial, Ltd. and Foothills Bank, respectively. The Company also reimbursed Castle Creek approximately $50,000 in expenses.

        The Company's subsidiary, Centennial Bank of the West, is party to a lease agreement with Stagecoach Stop, LLC pursuant to which it leases from Stagecoach a building housing one of its branches. William R. Farr, a director and the Chairman of Centennial Bank of the West, is the manager of and holds a 16.67% interest in Stagecoach. Pursuant to the lease, Centennial Bank of the West paid Stagecoach rent in the aggregate amount of approximately $155,098 in 2005. The lease expires on December 31, 2006, with an option to renew for two five-year terms.

        Centennial Bank of the West is party to a lease agreement with American Eagle Investments, LLC pursuant to which it leases from American Eagle a building housing one of its branches. Mr. Farr is the manager of and holds a 14.286% interest in American Eagle. G. Hank Brown, a director, is a member of and holds a 14.286% interest in American Eagle. Pursuant to the lease, Centennial Bank of the West paid American Eagle rent in the aggregate amount of approximately $370,707 in 2005. The lease expires on June 30, 2012, with an option to renew for two five-year terms.

        The Company's subsidiary, Guaranty Bank and Trust Company, has in the past received and may continue to receive services from St. Vrain Perkins Design Inc., a design and construction firm, the sole owner of which is Denise St. Vrain-Perkins. Ms. St. Vrain-Perkins is the wife of John W. Perkins, the President and Chief Executive Officer of Guaranty Bank. Guaranty Bank made payments to St. Vrain Perkins Design Inc. in the aggregate amount of approximately $296,090 in 2005 for services provided in the ordinary course of business on arm's length terms.

        Frederick Ross Company, in which Richard G. McClintock, a director, holds ownership interests and is an executive vice president, received seller's commissions of $103,500 and $42,500 in connection with the sales of two of Guaranty Bank and Trust Company's OREO properties in February 2005 and September 2005, respectively. During 2005, Frederick Ross Company also received an aggregate of $5,000 in fees for managing the OREO property sold in February 2005 and $2,210 in lease consulting fees. In addition, Mr. McClintock is a limited partner of Westfield Office Partners IV, LLLP, which acquired, as of the end of September 2005, a building in which Guaranty Bank leases four of 13 floors. Mr. McClintock does not have investment or managerial authority and his ownership interest in the partnership is less than 10%.

        Cordes & Company, in which Edward B. Cordes, a director, is the sole owner and president, received funds from Guaranty Bank and Trust Company in connection with its role as court appointed receiver of various assets of a debtor party. Guaranty Bank and Trust Company advanced funds to Cordes & Company in the aggregate amount of approximately $67,076 in 2005 for the purpose of preserving and maintaining the debtor's business, property and insurance. Those amounts were repaid from the proceeds of the sale of certain assets.

        Certain directors and executive officers and corporations and other organizations associated with them and members of their immediate families were customers of and had banking transactions, including loans, with the Company's subsidiary banks in the ordinary course of business in 2005. These loans are exempt from the loan prohibitions of the Sarbanes-Oxley Act and were made on substantially the same terms, including interest rates and collateral requirements, as those available at the time for similar transactions with other persons. These loans did not involve more than the normal risk of collectability or have other unfavorable features. The Company expects its subsidiary banks to have banking transactions with such persons in the future.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The Audit Committee has reappointed the firm of KPMG LLP as the independent registered public accountant to audit the financial statements of the Company for 2006. Representatives from KPMG LLP are expected to be present at the Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Fees

        The following is a description of fees paid or payable by the Company to KPMG LLP relating to the audit of the Company's 2005 and 2004 consolidated financial statements and the fees for other professional services billed to the Company by KPMG LLP during 2005 and 2004:

        Audit Fees:    The following table sets forth the audit fees for 2005 and 2004:

Audit Services	2005	2004
Audit of consolidated financial statements	$760,000	$711,400
Review of quarterly financial statements	$120,000	$0
Review of registration statements and issuance of consents	$206,810	$7,640
Attendance at Audit Committee meetings	$2,800	$0

Total audit fees	$1,089,610	$719,040

        Audit-Related Fees:    Audit-related fees include fees for acquisition-related due diligence services. The aggregate audit-related fees billed to the Company by KPMG LLP for the years ended December 31, 2005 and 2004 totaled $38,000 and $40,000, respectively.

        Tax Fees:    Tax fees include fees for corporate tax compliance and consultation services. The aggregate tax fees billed to the Company by KPMG LLP for the year ended December 31, 2005 totaled $71,470. No tax fees were billed for the year ended December 31, 2004.

        All Other Fees:    No other fees were billed to the Company by KPMG LLP for the years ended December 31, 2005 and 2004.

        Pre-Approval Policies and Procedures:    The Audit Committee requires advance approval by the Audit Committee of all audit, audit-related, tax services and all other services performed by the independent auditor. Since becoming a public company, the Audit Committee has pre-approved all audit services, non-audit services, audit-related services and tax services performed for the Company by KPMG LLP. In approving any non-audit services, the Audit Committee considered whether the provision of the services would be compatible with maintaining KPMG LLP's independence. The Audit Committee has delegated to its Chair the authority to pre-approve any audit or non-audit services to be performed by the independent auditor, provided that any such approvals are presented to the Audit Committee at its next scheduled meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership of, and transactions in, the Company's equity securities with the SEC. Such directors, executive officers and 10% stockholders are also required to furnish the Company with copies of all Section 16(a) reports that they file. Based solely on a review of the copies of such reports received by the Company, and on written representations from certain reporting persons, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and 10% stockholders were complied with during 2005.

OTHER BUSINESS

        Except as set forth herein, management has no knowledge of any other business to come before the Meeting. If, however, any other matters of which management is now unaware properly come before this Meeting, it is the intention of the persons named in the Proxy to vote the Proxy in accordance with the recommendations of management on such matters, and discretionary authority to do so is included in the Proxy.

Stockholder Proposals and Director Nominations—2007 Annual Meeting

        Business must be properly brought before an annual meeting in order to be considered by stockholders. To be considered for inclusion in the Company's proxy statement for the 2007 Annual Meeting of Stockholders, a stockholder proposal must be received by the Company's Secretary (at the address indicated below) no later than December 8, 2006 and must satisfy the requirements of Rule 14a-8 of Regulation 14A of the SEC proxy rules. Any stockholder proposal submitted for inclusion in the Company's proxy materials will be subject to the rules and regulations of the SEC concerning stockholder proposals.

        With respect to any stockholder proposals to be submitted for the 2007 Annual Meeting of Stockholders, but not included in the Company's proxy statement, the Company's Bylaws require that a proposal must be delivered to the Company's Secretary (at the address indicated below) no earlier than January 17, 2007 and no later than February 16, 2007 and must satisfy the requirements under Article I, Section 10 of the Company's Bylaws.

        Pursuant to Section 10 of Article I of the Company's Bylaws, nominations for the election of directors may be made by a stockholder entitled to vote for the election of directors by delivering a notice in writing to the Company's Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of the annual meeting of stockholders for the preceding year. Director nominations proposed by stockholders for the 2007 Annual Meeting of Stockholders must be delivered to the Company's Secretary (at the address indicated below) no earlier than January 17, 2007 and no later than February 16, 2007. Pursuant to the Company's Bylaws and the rules and regulations of the SEC, the notice stating a desire to nominate any person for election as a director of the Company must contain the following items:

  •
  The stockholder's name, address, and beneficial ownership of shares of the Company, including evidence of ownership of such shares and entitlement to vote such shares for the election of directors at the annual meeting,

  •
  The name and age of the person(s) to be nominated,

  •
  The business address, residential address, and principal occupation or employment of each nominee during the past five (5) years, and the other information required by Items 401(e) and (f) of Regulation S-K under the Securities Exchange Act of 1934,

  •
  The nominee's signed consent to serve as a director of the Company, if elected,

  •
  The number of shares of the Company's stock beneficially owned by each nominee,

  •
  A description of all arrangements and understandings between the stockholder and nominee pursuant to which the nomination is to be made, and

  •
  Such other information concerning the nominee as would be required in a proxy statement soliciting proxies for the election of the nominee under the rules of the SEC.

        A copy of the Company's Bylaws specifying the above requirements will be furnished to any stockholder upon written request to the Secretary at the following address:

              Centennial Bank Holdings, Inc.
              Attention: Zsolt K. Besskó, Secretary
              1331 Seventeenth Street, Suite 300
              Denver, Colorado 80202

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

        Stockholders interested in communicating with a director or with the directors as a group, or persons interested in communicating complaints concerning accounting, internal controls or auditing matters to the Audit Committee, may do so by writing care of the Company's Secretary at the address set forth above. The Board of Directors has adopted a process for handling correspondence received by the Company and addressed to members of the Board. Under that process, the Secretary of the Company reviews all such correspondence and forwards to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Secretary, deals with the functions of the Board or committees thereof, or that he or she otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are brought to the attention of the Company's General Counsel and/or other members of the Company's management review committee and handled in accordance with procedures established by the Audit Committee with respect to such matters. These procedures include the ability to post reports anonymously via an Internet-based tool or directed "hotline" available to employees for purposes of reporting alleged or suspected wrongdoing.

INCORPORATION BY REFERENCE

        The sections in this Proxy Statement entitled "Report of the Compensation, Nominating and Governance Committee on Executive Compensation", "Performance Graph" and "Report of the Audit Committee" do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates any such Reports or the performance graph by reference therein.

By Order of the Board of Directors
/s/ ZSOLT K. BESSKÓ
Zsolt K. Besskó, Secretary

Dated: April 3, 2006

Annex A

CENTENNIAL BANK HOLDINGS, INC.

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

FEBRUARY 22, 2006

Purposes of the Audit Committee

        The purposes of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Centennial Bank Holdings, Inc. (the "Company") are to assist the Board in its oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the independent auditors and the Company's internal audit function. The Committee shall also prepare the report required to be prepared by the Committee pursuant to the rules of the Securities and Exchange Commission (the "SEC") for inclusion in the Company's annual proxy statement.

        The function of the Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements and the effectiveness of internal control over financial reporting. Management, in consultation with the Company's internal auditors, is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for planning and carrying out a proper audit of the Company's annual financial statements, reviewing the Company's quarterly financial statements prior to the filing of each quarterly report on Form 10-Q, annually reporting on management's assessment of the effectiveness of internal control over financial reporting (commencing with respect to the fiscal year ending December 31, 2006) and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Committee are not full-time employees of the Company and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards.

        The independent auditors for the Company are accountable to the Board and the Committee, as representatives of the stockholders. The Committee is directly responsible for the appointment, compensation and oversight of the work of the independent auditors (including resolving disagreements between management and the auditors regarding financial reporting). The Committee has the authority and responsibility to appoint, retain and terminate the Company's independent auditors (subject, if applicable, to shareholder ratification). The independent auditors shall report directly to the Committee.

        The independent auditors shall submit to the Committee annually a formal written statement (the "Auditors' Statement") describing: the auditors' internal quality-control procedures; any material issues raised by the most recent internal quality-control review or peer review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (to assess the auditors' independence) all relationships between the independent auditors and the Company, including each non-audit service provided to the Company and at least the matters set forth in Independence Standards Board Statement No. 1.

        The independent auditors shall submit to the Committee annually a formal written statement of the fees billed in each of the last two fiscal years for each of the following categories of services rendered by the independent auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent auditors, in the aggregate and by each service.

Committee Membership

        The Committee shall be comprised of at least three directors each of whom (i) is "independent" under the rules of the Nasdaq Stock Market, Inc., except as permitted by Nasdaq Rule 4350(d) and the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder, (ii) is "independent" under any applicable bank regulatory laws and regulations, (iii) does not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or its subsidiaries other than in his or her capacity as a member of the Board or any committee of the Board, and (iv) is not an "affiliate" of the Company or any subsidiary of the Company, as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. All members of the Committee must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement, and the Committee shall have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the member's financial sophistication, in each case as such qualification is interpreted by the Board in its business judgment.

        No director may serve as a member of the Committee if such director serves on the audit committees of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee, and discloses this determination in the Company's annual proxy statement.

        Members shall be appointed by the Board based on nominations recommended by the Company's Compensation, Nominating and Governance Committee, and shall serve at the pleasure of the Board and for such term or terms as the Board may determine.

Committee Structure and Operations

        The Board shall designate one member of the Committee as its chairperson. The Committee shall meet once every fiscal quarter, or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, as applicable. The Committee should periodically meet separately with management, the senior representative from the entity performing the Company's Internal Audit function, the senior representative from the entity performing independent loan review and the independent auditors to discuss any matters that the Committee or any of these persons or firms believe should be discussed privately. The Committee may request any other director, officer or employee of the Company, any consultant of the Company, or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. Members of the Committee may participate in a meeting of the Committee by means of conference call or other similar means of communication in which all persons participating in the meeting can hear one another.

Duties and Responsibilities of the Audit Committee:

        Each member of the Committee shall perform his or her duties in good faith, in a manner he or she believes to be in the best interests of the Company and its stockholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. In discharging that obligation, members should be entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors, to the fullest extent permitted by law.

        To carry out its purposes, the Committee shall have the following duties, powers and responsibilities:

  1.
  with respect to the independent auditors,

  (i)
  to be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors (including the resolution of disagreements between management and the independent auditors regarding accounting and financial reporting matters), who shall report directly to the Committee;

  (ii)
  to be directly responsible for the appointment, compensation, retention and oversight of the work of any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services, which firm shall also report directly to the Committee;

  (iii)
  to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors;

  (iv)
  to ensure that the independent auditors prepare and deliver annually an Auditors' Statement (it being understood that the independent auditors are responsible for the accuracy and completeness of this Statement), and to discuss with the independent auditors any relationships or services disclosed in this Statement that may impact the quality of audit services or the objectivity and independence of the Company's independent auditors;

  (v)
  to obtain from the independent auditors in connection with any audit a timely report relating to the Company's annual audited financial statements describing all critical accounting policies and practices used or to be used, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors and management, and any material written communications between the independent auditors and management, such as any "management" letter or schedule of unadjusted audit differences;

  (vi)
  to review and evaluate the qualifications, performance and independence of the lead partner of the independent auditors;

  (vii)
  to discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner, and consider whether there should be a regular rotation of the audit firm itself;

  (viii)
  to review and approve all related party transactions of the Company; and

  (ix)
  to take into account the opinions of management and the Company's Internal Auditors in assessing the independent auditors' qualifications, performance and independence;

  2.
  with respect to the Internal Audit function,

  (i)
  to engage and oversee the Company's Internal Auditors, and to renew and evaluate qualifications, performance and independence of the internal audit function (whether out-sourced or performed in-house);

  (ii)
  to review reports from the Internal Auditors regarding internal controls and procedures, the Company's financial controls, accounting system, operational controls and procedures, regulatory and legal compliance and changes to the Company's policy and procedures manuals; and

  (iii)
  to advise the Internal Auditors that they are expected to provide to the Committee summaries of and, as appropriate, the significant reports to management prepared by the Internal Auditors and management's responses thereto;

  3.
  with respect to accounting principles and policies, financial reporting and internal control over financial reporting,

  (i)
  to advise management, the Internal Auditors and the independent auditors that they are expected to provide to the Committee a timely analysis of significant issues and practices relating to accounting principles and policies, financial reporting and internal control over financial reporting;

  (ii)
  to consider any reports or communications (and management's and/or the Internal Auditors' responses thereto) submitted to the Committee by the independent auditors required by or referred to in SAS 61, 89 and 90 (as codified by AU Section 380), as they may be modified or supplemented or other professional standards, including reports and communications related to:

  •
  deficiencies, including significant deficiencies or material weaknesses, in internal control identified during the audit or other matters relating to internal control over financial reporting;

  •
  consideration of fraud in a financial statement audit;

  •
  detection of illegal acts;

  •
  the independent auditors' responsibility under generally accepted auditing standards;

  •
  any restriction on audit scope;

  •
  significant accounting policies;

  •
  significant issues discussed with the national office respecting auditing or accounting issues presented by the engagement;

  •
  management judgments and accounting estimates;

  •
  any accounting adjustments arising from the audit that were noted or proposed by the auditors but were passed (as immaterial or otherwise);

  •
  the responsibility of the independent auditors for other information in documents containing audited financial statements;

  •
  disagreements with management;

  •
  consultation by management with other accountants;

  •
  major issues discussed with management prior to retention of the independent auditors;

  •
  difficulties encountered with management in performing the audit;

      •
      fees paid by the Company and reconciliation of goods or services received therefor;

      •
      the independent auditors' judgments about the quality of the entity's accounting principles;

      •
      reviews of interim financial information conducted by the independent auditors; and

      •
      the responsibilities, budget and staffing of the Company's Internal Audit function;

    (iii)
    to meet with management, the independent auditors and, if appropriate, the Internal Auditors:

    •
    to discuss the scope of the annual audit;

    •
    to discuss the annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

    •
    to discuss any significant matters arising from any audit, including any audit problems or difficulties, whether raised by management, the internal auditors or the independent auditors, relating to the Company's financial statements;

    •
    to discuss any difficulties the independent auditors encountered in the course of the audit, including any restrictions on their activities or access to requested information and any significant disagreements with management;

    •
    to discuss any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditors to the Company;

    •
    to discuss Company compliance with regulatory accounting requirements and policies, as well as the Company's and its subsidiaries' compliance with FDICIA, when applicable;

    •
    to review the form of opinion the independent auditors propose to render to the Board of Directors and stockholders; and

    •
    to discuss, as appropriate: (a) any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and (c) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

    (iv)
    to inquire of the Company's chief executive officer and chief financial officer as to the existence of any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information, and as to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting;

    (v)
    to obtain from the independent auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended

      (the "Exchange Act"), which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act;

    (vi)
    to discuss and review the type and presentation of information to be included in earnings press releases;

    (vii)
    to discuss the types of financial information and earnings guidance provided, and the types of presentations made, to analysts and rating agencies;

    (viii)
    to establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters;

    (ix)
    to review and discuss any reports concerning material violations submitted to it by Company attorneys or outside counsel pursuant to the SEC attorney professional responsibility rules (17 C.F.R. Part 205) or otherwise; and

    (x)
    to establish hiring policies for employees or former employees of the independent auditors;

  4.
  with respect to legal and compliance,

  (i)
  to discuss with the Company's General Counsel and/or the Compliance Officer, as appropriate, any significant legal, compliance or regulatory matters that may have a material effect on the financial statements or the Company's business, financial statements or compliance policies, including material notices to, or inquiries received from, or other action by, regulators or governmental agencies;

  (ii)
  to review and discuss with appropriate Company personnel the Bank Secrecy Act (the "BSA") reports of the Company's subsidiaries, including updates on the filing of any suspicious activity reports and compliance with the BSA and Title III of the USA PATRIOT Act; and

  (iii)
  to review regulatory authorities' significant examination reports pertaining to the Company and its subsidiaries;

  5.
  with respect to reporting and recommendations,

  (i)
  to prepare any report or other disclosures, including any recommendation of the Committee, required by the rules of the SEC to be included in the Company's annual proxy statement;

  (ii)
  to review and reassess the adequacy of this Charter at least annually and recommend any changes to the full Board of Directors;

  (iii)
  to report its activities to the full Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Committee may deem necessary or appropriate; and

  (iv)
  to prepare and review with the Board an annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

        The Committee shall perform such additional activities, and consider such other matters, within the scope of its duties and responsibilities, as the Committee deems necessary or appropriate or as otherwise delegated by the Board.

Delegation of Pre-Approval Authority

        The Committee hereby delegates to the Chair of the Committee, and may from time to time, in its discretion, delegate to one or more of its other members, the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.

Resources and Authority of the Audit Committee

        The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

        The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of (but not limited to) the following:

  1.
  Compensation to the independent auditors and any other public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

  2.
  Compensation of any advisers employed by the Committee; and

  3.
  Ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.